SPV GUARANTEE AGREEMENT

This AGREEMENT (the “Agreement”) is made on January 8, 2007,

Between

(1)
CHINDEX INTERNATIONAL, INC. (the “Guarantor”), a NASDAQ listed company incorporated in the State of Delaware in the United States with an office address at Chindex International, Inc., 4340 East West Highway, Suite 1100, Bethesda, Maryland 20814; and

(2)
DEG – Deutsche Investitions-und Entwicklungsgesellschaft mbH (“DEG”), a limited liability company organized in the Federal Republic of Germany with its legal office at Belvederestrasse 40, 50933 Köln , Federal Republic of Germany.

Whereas:

(A) By a loan agreement (the “DEG Loan Agreement”) dated January 8, 2007 between Chindex, China Healthcare Finance, LLC (“SPV”) and DEG, DEG has agreed to extend to the Onshore Borrowers (as defined therein) (each a “Borrower” and collectively, the “Borrowers”) a loan in the total amount of Twenty Million Dollars ($20,000,000) (the “DEG Loan”), such total loan amount to be allocated between the Borrowers on the terms and subject to the conditions set forth in the DEG Local Loan Agreements.

(B) The Guarantor has been provided with, and hereby acknowledges receipt of, a copy of the DEG Loan Agreement.

(C) As an inducement to DEG to enter into the DEG Loan Agreement, the Guarantor has agreed to guaranty the obligations of SPV in respect of the DEG Loan Agreement.

(D) SPV is a wholly-owned subsidiary of the Guarantor and the Borrowers will be subsidiaries of the Guarantor.  The Guarantor will obtain benefits as a result of the DEG Loan made to the Borrowers and, accordingly, desires to execute and deliver this Guarantee Agreement in order to provide the inducement as described in the preceding paragraph.

NOW, THEREFORE, the Guarantor and DEG agree as follows:

ARTICLE I

Definitions and Interpretation

Section 1.1 Defined Terms.  Unless the context otherwise requires, terms defined in the DEG Local Loan Agreements have the same meanings when used in this Agreement and each of the following terms have the meaning opposite it:

“Auditors”	BDO Seidman, LLP or its affiliates, or such other internationally reputable accounting firm that the Guarantor appoints from time to time as its auditors;
“Financial Year”
the accounting year of the Guarantor commencing each year on April 1 and ending on the following March 31, or such other period as the Guarantor, with DEG’s consent, from time to time designates as its accounting year.

Section 1.2 Guaranteed Obligations.  In this Agreement, the term “Guaranteed Obligations” means all debts and monetary liabilities of SPV to DEG under or in relation to the DEG Loan Agreement and in any capacity irrespective of whether the debts or liabilities:

(a) are present or future;

(b) are actual or contingent;

(c) are at any time ascertained or unascertained;

(d) are owed or incurred by or on account of the SPV alone, or severally or jointly with any other Person;

(e) are owed or incurred to or for the account of DEG alone, or severally or jointly with any other Person;

(f) are owed or incurred as principal, interest, fees, charges, taxes, duties or other imposts, damages (whether for breach of contract or tort or incurred on any other ground), losses, costs or expenses, or on any other account; or

(g) comprise any combination of the above.

Section 1.3 Interpretation.  In this Agreement, unless the context otherwise requires:

(a) headings are for convenience only and do not affect the interpretation of this Agreement;

(b) words importing the singular include the plural and vice versa;

(c) a reference to a Section, Article, paragraph, party, Annex, Exhibit or Schedule is a reference to that Section, Article or paragraph of, or that party, Annex, Exhibit or Schedule to, this Agreement;

(d) a reference to a document includes an amendment or supplement to, or replacement or novation of, that document but disregarding any amendment, supplement, replacement or novation made in breach of this Agreement; and

(e) a reference to a party to any document includes that party’s successors and permitted assigns.

ARTICLE II

Guarantee

Section 2.1 Guarantee.  (a)  The Guarantor irrevocably, absolutely and unconditionally:

(i)	as principal obligor and not merely as surety, guarantees to DEG the due and punctual payment of the Guaranteed Obligations; and

(ii)
undertakes with DEG that whenever the SPV does not pay any amount of the Guaranteed Obligations when due the Guarantor will, upon demand by DEG, pay that amount to DEG, in the currency prescribed in the DEG Loan Agreement, and otherwise in the same manner in all respects as the Guaranteed Obligations are required to be paid by the SPV.

(b) The Guarantor waives notice of acceptance of this Agreement and notice of any liability to which it may apply, and waives presentment, demand of payment, protest, notice of dishonor or nonpayment of any such liability, suit or taking of other action by DEG against, and any other notice to, any party liable thereon (including such Guarantor or any other guarantor).

Section 2.2 Continuing Guarantee.  (a)  The guarantee contained in this Agreement is a continuing obligation of the Guarantor (and all liabilities to which it applies or may apply under the terms of this Agreement shall be conclusively presumed to have been created in reliance on this Agreement), notwithstanding any settlement of account or the occurrence of any other thing, and shall remain in full force and effect until the Guaranteed Obligations have been fully paid strictly in accordance with the provisions of the DEG Loan Agreement, regardless of any intermediate payment or discharge.

(b) The guarantee contained in this Agreement shall be an additional, separate and independent obligation of the Guarantor.

(c) The Guarantor’s obligations under this Agreement can be discharged only by payment and then only to the extent of such payment.  These obligations are not subject to any prior notice to, demand upon or action against the SPV or to any prior notice to the Guarantor with regard to any default by the SPV.

Section 2.3 No Set-off.  All payments which the Guarantor is required to make under this Agreement shall be without any set-off, counterclaim or condition.

Section 2.4 Taxes.  (a)  The Guarantor shall pay or cause to be paid all present and future taxes, duties, fees and other charges of whatsoever nature, if any, now or in the future levied or imposed by the Government of the PRC or by any Authority or any jurisdiction through or out of which a payment is made on or in connection with the payment of any and all amounts due under this Agreement.

(b) All payments due under this Agreement shall be made without deduction for or on account of any such taxes, duties, fees or other charges.

(c) If the Guarantor is prevented by operation of law or otherwise from making or causing to be made such payments without deduction, the amounts due under this Agreement shall be increased to such amount as may be necessary so that DEG receives the full amount it would have received (taking into account any such taxes, duties, fees or other charges payable on amounts payable by the Guarantor under this subsection) had such payments been made without such deduction.

(d) If subsection (c) above applies and DEG so requires, the Guarantor shall deliver to DEG official tax receipts evidencing payment (or certified copies of them) within thirty (30) days of the date of payment.

Section 2.5 Certificate Conclusive.  A certificate of DEG stating:

(a) the amount of the Guaranteed Obligations due and payable; or

(b) any amount due and payable by the Guarantor under this Agreement; or

(c) the amount of the Guaranteed Obligations, whether currently due and payable or not, shall be conclusive in the absence of manifest error.

Section 2.6 Application of Payments.  DEG may apply any amounts received by it or recovered under:

(a) any Security; and

(b) any other document or agreement which is a security for any of the Guaranteed Obligations and any other moneys, in such manner as it determines in its absolute discretion.

Section 2.7 Allocation.  If the Guarantor at any time pays to DEG an amount less than the full amount then due and payable to DEG under this Agreement, DEG may allocate and apply such payment to the Guaranteed Obligations in any way or manner and for such purpose or purposes as DEG in its sole discretion determines, notwithstanding any instruction that the Guarantor might give to the contrary.

ARTICLE III

Saving Provisions

Section 3.1 Waiver of Defenses.  The Guarantor’s obligations under this Guarantee shall not be affected or impaired by any act, omission, circumstance (other than complete payment of the Guaranteed Obligations), matter or thing which, but for this provision, would reduce, release or prejudice any of its obligations under this Agreement or which might otherwise constitute a legal or equitable discharge or defense of a surety or a guarantor, including (whether or not known to the Guarantor or to DEG):

(a) any time, waiver, composition, forbearance or concession given to the SPV or any other person;

(b) any assertion of, or failure to assert, or delay in asserting, any right, power or remedy against the SPV or any other person, or in respect of any security for the Loan;

(c) any amplification, amendment (however fundamental), variation or replacement of the provisions of any Transaction Document or of any other agreement or security between DEG and the SPV;

(d) any failure of the SPV or the Guarantor to comply with any requirement of any law, regulation or order;

(e) the dissolution, liquidation, reorganization or other alteration of the legal status or structure of the SPV or the Guarantor;

(f) any purported or actual assignment of the Loan by DEG to any other party; or

(g) the DEG Loan Agreement or any other Transaction Document being in whole or in part illegal, void, voidable, avoided, invalid, unenforceable or otherwise of limited force and effect.

Section 3.2 Immediate Recourse.  The Guarantor waives any right it may have of first requiring DEG (or any trustee, agent or other person acting on its behalf) to proceed against or enforce any other rights or security or claim payment from any person before claiming from the Guarantor under this Agreement.

Section 3.3 Non-Subrogation, etc.  (a)  If any amounts have become payable or have been paid by the Guarantor under this Agreement, the Guarantor shall not, in respect of such monies, seek to enforce repayment, obtain the benefit of any security or exercise any other rights or legal remedies of any kind which may accrue to the Guarantor against the SPV, whether by way of subrogation, offset, counterclaim or otherwise, in respect of the amount so payable or so paid (or in respect of any other monies for the time being due to the Guarantor from the SPV) if and for so long as any Guaranteed Obligations remain payable.

The Guarantor shall hold in trust for, and forthwith pay or transfer to, DEG any payment or distribution or benefit of security received by it contrary to this Section 3.3.

(b) Upon the payment and satisfaction in full of all the Guaranteed Obligations and of all sums now or in future becoming due to DEG from the Guarantor pursuant to this Agreement, the Guarantor, if it has made a payment under this Agreement, shall be entitled to exercise its rights of subrogation to its proportion of all relevant rights of DEG against the SPV pursuant to the DEG Loan Agreement.  DEG shall promptly execute, at the expense of the Guarantor, an assignment and such other documents in such form as the Guarantor may reasonably request to transfer such proportion of such rights of DEG against the SPV to the Guarantor as are required for the Guarantor to obtain the full benefit of such subrogation.  The Guarantor shall enforce such rights directly against the SPV in its own name and not in the name of DEG.

Section 3.4 Bankruptcy or Liquidation of the SPV.  If the SPV is adjudged bankrupt or insolvent, or a receiver, liquidator, assignee, trustee, sequestrator (or other similar official) of the SPV, or any substantial part of its property or other assets, is appointed, or the SPV makes any arrangement with its creditors, or is liquidated or wound up, the Guarantor shall not claim, rank, prove or vote as a creditor of the SPV or its estate in competition with DEG in respect of any amounts owing to the Guarantor by the SPV on any account whatsoever, but instead shall give DEG the benefit of any such proof and of all amounts to be received in respect of that proof until all Guaranteed Obligations have been fully paid.

Section 3.5 Appropriation of Monies.  Until all of the Guaranteed Obligations have been irrevocably paid in full, DEG (or any trustee, agent or other person acting on its behalf) may:

(a) refrain from applying or enforcing any other monies, security or rights held or received by DEG (or such trustee, agent or other person) in respect of the Guaranteed Obligations, or apply and enforce the same in such manner and order as it sees fit (whether against the Guaranteed Obligations or otherwise) and the Guarantor shall not be entitled to the benefit of the same; and

(b) hold and keep for such time as it thinks prudent any monies received, recovered or realized under this Agreement, to the credit either of the Guarantor or such other person or persons as it thinks fit or in a suspense account.

Section 3.6 Reinstatement.  (a)  Where any discharge (whether in respect of the obligations of the SPV, the Guarantor or any security for those obligations or otherwise) is made in whole or in part or any arrangement is made on the faith of any payment, security or other disposition which is avoided or must be restored on insolvency, liquidation or otherwise without limitation, the liability of the Guarantor under this Agreement shall continue or shall be reinstated (as the case may be) as if such discharge or arrangement had not occurred.

(b) DEG (or any trustee, agent or other person acting on its behalf) may concede or compromise any claim that any payment, security or other disposition is liable to avoidance or restoration.

Section 3.7 Additional Security.  This Agreement is in addition to and is not in any way prejudiced by any collateral or other security now or in future held by DEG, nor shall such collateral or other security held by DEG or the liability of any person for all or any part of the Guaranteed Obligations be in any manner prejudiced or affected by this Agreement.

ARTICLE IV

Representations and Warranties

Section 4.1 Representations and Warranties.  The Guarantor represents and warrants that as of the date of this Agreement:

(a) it is a company duly organized and validly existing under the laws of its place of establishment, and has the corporate power to enter into and deliver and to perform its obligations under this Agreement;

(b) the execution and delivery by it of this Agreement and the performance by it of its obligations hereunder have been duly authorized;

(c) this Agreement has been duly executed by it and constitutes its valid and legally binding obligations enforceable in accordance with its terms and would be so treated in the courts of its place of incorporation and any other jurisdiction to which the Guarantor has agreed to submit in this Agreement;

(d) neither the execution and delivery by it of this Agreement nor the performance by it of its obligations under this Agreement conflicts or will conflict with or result in any breach of any of the terms, conditions or provisions of, or violate or constitute a default or require any consent under:

(i) any indenture, mortgage, contract, agreement or other instrument or arrangement to which it is a party or which purports to be binding upon it or any of its property or assets, and will not result in the imposition or creation of any material lien, charge, or encumbrance on, or security interest in, any part thereof pursuant to the provisions of any such agreement, instrument or arrangement; or

(ii) any of the terms or provisions of its memorandum or articles of association or by-laws; or

(iii) any statute, rule or regulation or any judgment, decree or order of any court, governmental authority, bureau or agency known to the Guarantor and binding on or applicable to it; and

(e) all Authorizations required for the execution and delivery of this Agreement by it and the performance by it of its obligations hereunder, have been duly obtained or granted and are in full force and effect.

Section 4.2 DEG Reliance.  (a)  The Guarantor acknowledges that it makes the representations in Section 4.1 with the intention of inducing DEG to enter into this Agreement and the DEG Loan Agreement and that DEG enters into this Agreement and the DEG Loan Agreement on the basis of, and in full reliance on, each of such representations.

(b) The Guarantor warrants to DEG that each of such representations is true and correct in all material respects as of the date of this Agreement and that none of them omits any matter the omission of which makes any of such representations misleading.

Section 4.3 Rights and Remedies not Limited.  DEG’s rights and remedies in relation to any misrepresentation or breach of warranty on the part of the Guarantor are not prejudiced:

(a) by any investigation by or on behalf of DEG into the affairs of the Guarantor;

(b) by the execution or the performance of this Agreement; or

(c) by any other act or thing which may be done by or on behalf of DEG in connection with this Agreement and which might, apart from this Section, prejudice such rights or remedies.

ARTICLE V

Covenants

Section 5.1 Guarantor’s Affirmative Covenants.  Unless DEG otherwise agrees in writing, Guarantor shall:

(a) Clinic Dividends.  Ensure that: (i) all dividends and distributable profits from the Clinics are, to the extent not payable to relevant domestic joint venture partners or domestic co-investors, distributed directly or indirectly through an Affiliate to the relevant Borrower or the Guarantor and not through any other Person; and (ii) all income from any management contracts between any Clinic and the Guarantor or any other company affiliated with the Guarantor is paid directly or indirectly to the Guarantor or the relevant Borrower;

(b) Quarterly Reports.  As soon as available or within sixty (60) days after the end of each quarter of each Financial Year, whichever is later, furnish to DEG two (2) copies of its financial statements for such period prepared on a Consolidated Basis in accordance with the Accounting Principles, which requirement is deemed satisfied if such filings have been made publicly available and a notice has been sent to DEG regarding the availability of those filings;

(c) Annual Reports.  As soon as available or within one hundred and twenty (120) days after the end of each Financial Year, whichever is later, furnish to DEG two (2) copies of its financial statements for such Financial Year (which are in agreement with its books of account and prepared on a Consolidated Basis in accordance with the Accounting Principles), together with an audit report on them, all in form reasonably satisfactory to DEG, which requirement is deemed satisfied if such filings have been made publicly available and a notice has been sent to DEG regarding the availability of those filings;

(d) Auditor Certification.  As soon as available or within one hundred and twenty (120) days after the end of each Financial Year, whichever is later, provide a report by the Auditor certifying that, on the basis of its financial statements, Guarantor was in compliance with financial covenants under this Agreement (including a clear methodology of the calculation of such covenants); and

(e) Filings.  Provide DEG a copy of all filings that have been made by Guarantor with the Securities and Exchange Commission of the United States and/or other Stock Exchange on which Guarantor stock is listed within five (5) Business Days after relevant filling is made which requirement is deemed satisfied if such filings have been made available through EDGAR and a notice has been sent to DEG regarding the availability of those filings in EDGAR.

Section 5.2 Guarantor’s Negative Covenants.  Unless DEG otherwise agrees, Guarantor shall not:

(a) Financial Debt.  Incur any additional Financial Debt, unless after giving effect of such debt transaction:

(i)	the Liabilities to Tangible Net Worth Ratio is not greater than 1.2; and

(ii)	The Peak Debt Service Coverage Ratio is not less than 1.2.

(b) Dividends.  declare or pay any cash dividend, make any other cash distribution on its equity, or make any payment under any shareholder loans unless:

(i)	the Project Physical Completion Date of both Projects has occurred;

(ii)	first principal repayment of the Loan has been made;

(iii)	in the case of dividends, such payment would be made out of retained earnings;

(iv)	the Peak Debt Service Coverage Ratio is not less than 1.2 and

(v)	after giving effect to such payment:

(A)	no Event of Default or Potential Event of Default exists or is continuing;

(B)	the Current Ratio is not less than 1.5; and

(C)	the Liabilities to Tangible Net Worth Ratio is not greater than 1.0.

(c) Guarantees.  Guarantee or assume the Liabilities of others except for its Subsidiaries;

(d) Leases.  Enter into leases other than Financial Leases, if the aggregate payments are in excess of $2,000,000 in any financial year;

(e) Loans.  Make loans or advances to, deposits (except commercial bank deposits) with or investments in other persons except for its subsidiaries other than short-term investment grade marketable securities;

(f) Merger of Subsidiaries.  Merge, consolidate, reorganize, or dispose of any of the Borrowers or Beijing UFH or Beijing United Family Health Center or Shanghai United Family Hospital Inc., or merge, consolidate, reorganize, or dispose of any other Subsidiaries if such action has or could reasonably be expected to have a Material Adverse Effect;

(g) Practices.  Engage in any corrupt, fraudulent, coercive, collusive or obstructive practice related to the Projects; and

(h) Make any principal payment of the Tranche B Note or Tranche C Note, each as defined in the Security Purchase Agreement by and between Chindex and Magenta Magic Limited, dated November 7, 2007, in each case before the maturity of such Tranche B Note and Tranche C Note, as the case may be.

(i) Liens on Equity in the Borrowers.  Encumber, mortgage, pledge or otherwise secure any interest in the registered capital of the Borrowers for the benefit of any third party, other than to IFC and DEG and in accordance with the Share Pledge Agreement.

ARTICLE VI

Miscellaneous

Section 6.1 Notices.  Any notice, request or other communication to be given or made under this Agreement to DEG or to the Guarantor shall be in writing and shall be deemed to have been duly given or made when it is delivered by hand, airmail, established courier service or facsimile to the party to which it is required or permitted to be given or made at such party’s address specified below or at such other address as such party has designated by notice to the other party hereto.

For the Guarantor:

Chindex International, Inc.
4340 East West Highway, Suite 1100
Bethesda, Maryland 20814
Attn:   Roberta Lipson, CEO
    Lawrence Pemble, CFO

Facsimile:   301-215-7719
502-427-0409

With a copy sent by e-mail to the attention of Roberta Lipson, CEO, and
Lawrence Pemble, CFO, at:
E-mail addresses:  rlipson@chindex.com and
lpemble@chindex.com

For DEG:

DEG – Deutsche Investitions-und Entwicklungsgesellschaft mbH
Belvederestrasse 40
50933 Köln
Federal Republic of Germany
Attn:  ________________________
Facsimile:  + 49-221- 4986-1290

Section 6.2 English Language.  All documents to be furnished or communications to be given or made under this Agreement shall be in the English language or, if in another language, shall be accompanied by a translation into English satisfactory to DEG certified by a representative of the Guarantor, which translation shall be the governing version between the Guarantor and DEG.

Section 6.3 Expenses.  The Guarantor shall pay to DEG or as DEG may direct:

(a) the fees and expenses of DEG’s counsel in the PRC, Delaware and New York incurred in connection with:

(i)	the preparation and/or review, execution and, where appropriate, stamping or registration of this Agreement;

(ii)	the giving of any legal opinions required by DEG under this Agreement; and

(iii)	any amendment, supplement or modification to, or waiver under, this Agreement; and

(b) the costs and expenses incurred by DEG in relation to the enforcement or protection or attempted enforcement or protection of its rights under this Agreement, including legal and other professional consultants’ fees.

Section 6.4 Remedies and Waivers.  No failure or delay by DEG in exercising any power, remedy, discretion, authority or other rights under this Agreement shall waive or impair that or any other right of DEG.  No single or partial exercise of such a right shall preclude its additional or future exercise.  No such waiver shall waive any other right under this Agreement.  All waivers or consents given under this Agreement shall be in writing.

Section 6.5 Jurisdiction and Enforcement.  (a)  This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, United States of America.

(b) For the exclusive benefit of DEG, the Guarantor irrevocably agrees that any legal action, suit or proceeding arising out of or relating to this Agreement may be brought by DEG in the courts of the State of New York or of the United States of America located in the Southern District of New York.  Final judgment against the Guarantor in any such action, suit or proceeding shall be conclusive and may be enforced in any other jurisdiction, including the PRC, by suit on the judgment, a certified or exemplified copy of which shall be conclusive evidence of the judgment, or in any other manner provided by law.

(c) By the execution of this Agreement, the Guarantor irrevocably submits to the non-exclusive jurisdiction of such Court in any such action, suit or proceeding and designates, appoints and empowers CT Corporation System, with offices currently located at 111 Eighth Avenue, 13th Floor, New York, New York 10011, as its authorized agent to receive for and on its behalf service of the writ of summons or other legal process in any such action, suit or proceeding in the State of New York.

(d) Nothing in this Agreement shall affect the right of DEG to commence legal proceedings or otherwise sue the Guarantor in the PRC or any other appropriate jurisdiction, or concurrently in more than one jurisdiction, or to serve process, pleadings and other papers upon the Guarantor in any manner authorized by the laws of any such jurisdiction.

(e) As long as this Agreement remains in force, the Guarantor shall maintain a duly appointed agent for the service of summons, complaint and other legal process in New York, New York, United States of America, for purposes of any legal action, suit or proceeding brought by DEG in respect of this Agreement.  The Guarantor shall keep DEG advised of the identity and location of such agent.

(f) The Guarantor also irrevocably consents, if for any reason the Guarantor’s authorized agent for service of process of summons, complaint and other legal process in any such action, suit or proceeding is not present in New York, New York, to service of such papers being made out of those courts by mailing copies of the papers by registered United States air mail or by certified United States mail, Return Receipt Requested, postage prepaid, to the Guarantor at its address specified in Section 6.1.  In such a case, DEG shall also send by telex or facsimile, or have sent by telex or facsimile, a copy of the papers to SPV.

(g) Service in the manner provided in subsection (f) above in any such action, suit or proceeding will be deemed personal service, will be accepted by the Guarantor as such and will be valid and binding upon the Guarantor for all purposes of any such action, suit or proceeding.

(h) The Guarantor irrevocably waives to the fullest extent permitted by applicable law:

(i) any objection which it may have now or in the future to the laying of the venue of any such action, suit or proceeding in any court referred to in this Section;

(ii) any claim that any such action, suit or proceeding has been brought in an inconvenient forum;

(iii) its right of removal of any matter commenced by DEG in the courts of the State of New York to any court of the United States of America; and

(iv) any and all rights to demand a trial by jury in any such action, suit or proceeding brought against the Guarantor by DEG.

(i) To the extent that the Guarantor may be entitled in any jurisdiction to claim for itself or its assets immunity in respect of its obligations under this Guarantee from any suit, execution, attachment (whether provisional or final, in aid of execution, before judgment or otherwise) or other legal process or to the extent that in any jurisdiction such immunity (whether or not claimed), may be attributed to it or its assets, the Guarantor irrevocably agrees not to claim and irrevocably waives such immunity to the fullest extent permitted by the laws of such jurisdiction.

(j) The Guarantor hereby waives any and all rights to demand a trial by jury in any action, suit or proceeding arising out of or relating to this Agreement or the transactions contemplated by this Agreement brought against DEG in any forum in which DEG is not entitled to immunity from a trial by jury.

(k) To the extent that the Guarantor may, in any suit, action or proceeding brought in any of the courts referred to in paragraph (b) above or a court of the PRC or elsewhere arising out of or in connection with this Agreement, be entitled to the benefit of any provision of law requiring DEG in such suit, action or proceeding to post security for the costs of the Guarantor (cautiojudicatumsolvi), or to post a bond or to take similar action, the Guarantor hereby irrevocably waives such benefit, in each case to the fullest extent now or in the future permitted under the laws of the PRC or, as the case may be, the jurisdiction in which such court is located.

Section 6.6 Successors and Assigns.  This Agreement binds and inures to the benefit of the respective successors and assigns of the parties, except that the Guarantor may not assign or otherwise transfer all or any part of its rights or obligations under this Agreement without the prior written consent of DEG.  The benefit of this Agreement may be freely and unconditionally assigned, transferred or otherwise disposed of, in whole or in part, by DEG to any other person, corporate or otherwise.

Section 6.7 Amendment.  Any amendment of any provision of this Agreement shall be in writing and signed by the parties.

Section 6.8 Counterparts.  This Agreement may be executed in several counterparts, each of which is an original, but all of which together constitute one and the same agreement.

Section 6.9 Termination.  Upon the execution of a Local Loan Agreement by a Borrower the Guarantor’s obligations hereunder with respect to such Borrower shall immediately terminate.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto, acting through their duly authorized representatives, have caused this Agreement to be signed in their respective names as of the date first above written.

CHINDEX INTERNATIONAL, INC.

By:	/s/ Lawrence Pemble
Authorized Representative
	Name:	Lawrence Pemble
	Title:	Chief Financial Officer

DEG - Deutsche Investitions-und Entwicklungsgesellschaft mbH

By:	/s/ Hubertus Graf von Plettenberg
Authorized Representative
	Name:	Hubertus Graf von Plettenberg
	Title:	First Vice President Manufacturing Industry/Services

By:	/s/ Gunnar Stork
Gunnar Stork
Senior Investment Manager